FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

BY RAYONIER INC. PURSUANT TO 17 CFR 200.83

OMITTED MATERIAL IS NOTED BY ASTERISK

AN UNREDACTED VERSION HAS BEEN FURNISHED

TO THE SEC DIVISION OF CORPORATION FINANCE

December 27, 2007

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rayonier Inc.

Definitive 14A

Filed April 9, 2007

File No. 001-06780

Dear Ms. Gowetski:

This letter is in response to your comment letter addressed to Lee M. Thomas, Chairman, President and Chief Executive Officer of Rayonier Inc. dated November 30, 2007. For your convenience, I have set out in italics the numbered comments from your letter, each followed by our response.

1.	We note your response to comment no. 2 that “[i]n future filings, any discussion of custom peer groups utilized by the Committee (as opposed to general industry survey data) for benchmarking purposes will, to the extent practicable, include a listing of the companies comprising the peer groups.” Please clarify on a supplemental basis what you mean by “to the extent practicable.”

We included the phrase “to the extent practicable” simply to recognize that some potential peer groups, for example, the S&P 500 index, would make it, in our opinion, impracticable to list the individual companies comprising the index. However, we recognize that in most situations disclosure of the companies comprising any specific peer groups utilized will be entirely practical, and we have agreed to such disclosure going forward.

2.	We note your response to comment no. 6. With respect to the targets to be excluded, please provide on a supplemental basis a detailed description of each target to be

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

December 27, 2007

excluded as well as your analysis of why you believe that disclosure of each target would result in competitive harm.

The targets to be excluded would be actual performance versus budgeted operating income, Cash Available for Distribution (CAD) and Return on Total Capital (ROTC) at the business unit level. As discussed in our letter of November 30, we believe that disclosure of our budgeted levels for these metrics would provide competitors with critical insights into our internal performance projections, particularly with regard to pricing. For example, in our Performance Fibers business some of the most closely guarded secrets are the annual price adjustment mechanisms negotiated in connection with our long-term cellulose specialty contracts with customers, which represent approximately 80% of Performance Fibers’ revenue and operating income. Although we are often asked by analysts and others to discuss the specifics of how these pricing mechanisms work, we have never done so.

* * * * * * * * * * *

3.	We note your response to comment no. 7. Please revise your disclosure in future filings to explain how you calculated Cash Available for Distribution and Return on Total Capital.

In future filings, we will explain how any financial metrics utilized in our incentive compensation programs, such as Cash Available for Distribution and Return on Total Capital, are calculated. Our intention is to duplicate the calculations of these metrics included in our Form 10-K.

I trust the foregoing is responsive to your comments. However, if you have further comments, or require additional information, please do not hesitate to contact me at any time.

Very truly yours,

/s/ W.E. Frazier, III
W.E. Frazier, III

WEF:aw

cc:	Thomas I. Morgan, Chairman, Compensation and Management Development Committee

Lee M. Thomas, Chairman, President and Chief Executive Officer